UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No 2)*

LORAL SPACE & COMMUNICATIONS INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

543881106
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543881106	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LEON G. COOPERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,180,263

	6	SHARED VOTING POWER
31,675

	7	SOLE DISPOSITIVE POWER
1,180,263

	8	SHARED DISPOSITIVE POWER
31,675

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,211,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.66%

12	TYPE OF REPORTING PERSON
IN

CUSIP No.	543881106	Page 3 of 5

Item 1(a).	Name of Issuer:

LORAL SPACE & COMMUNICATIONS INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

565 Fifth Avenue
New York NY 10017

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").  Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P. ("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President, CEO, and sole stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman controls said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas' portfolio investments and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts").  As to the Shares (as defined below) owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Overseas, and Advisors.  The principal business office of Associates, Capital LP, Investors LP, Equity LP, Overseas, and Advisors is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

St. Andrew's Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share (the "Shares)

Item 2(e).	CUSIP Number:

543881106

CUSIP No.	543881106	Page 4 of 5

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c);

This Item 3 is inapplicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 1,211,938 Shares, which constitutes approximately 5.66 % of the total number of Shares outstanding. This consists of 499,827 Shares owned by Capital LP; 116,713 Shares owned by Investors LP; 277,392 Shares owned by Equity LP; 286,331 Shares owned by Overseas; and 31,675 Shares owned by Managed Accounts.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

1,180,263

(ii)	Shared power to vote or to direct the vote:

31,675

(iii)	Sole power to dispose or to direct the disposition of:

1,180,263

(iv)	Shared power to dispose or to direct the disposition of:

31,675

CUSIP No.	543881106	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2017

LEON G. COOPERMAN

By:	/s/ Edward Levy
Edward Levy
Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).